August 23, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Cicely LaMothe, Senior Assistant Chief Accountant

Re:                             NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Form 10-Q for Quarterly Period Ended March 31, 2013

Dear Ms. LaMothe:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 2, 2013 (the “Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2012 (the “Form 10-K”) filed on February 19, 2013 and the Form 10-Q for quarterly period ended March 31, 2013 filed on May 8, 2013.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2012

Financial Statements

Consolidated Statements of Operations, page 132

Comment No. 1

We note the majority of your interest expense is classified within other interest expense. Based on the nature and use of the related financing arrangements discussed in Note 9, please tell us the process management uses to determine the interest expense that should be allocated to your net interest income metric. Clarify how that process appropriately identifies the interest expense that is directly related to financing the investments that are earning interest income within your net interest income line item.

Response to Comment No. 1

The Company notes the Staff’s comment and advises the Staff that because the Company’s financing strategy focuses on match funding assets and liabilities, the Company is able to specifically identify which financing relates to which asset.  As a result, the Company is able to report in the net interest income line item only income and expense specifically related to interest bearing assets and liabilities.

Consolidated Statements of Cash Flows, page 135

Comment No. 2

We note cash flows used in investing activities relating to originations and acquisitions of real estate debt investments are presented on a combined basis. Please separately disclose this information in future filings.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, modify its Consolidated Statements of Cash Flows to report investing activities related to originations and acquisitions as separate line items.

Summary of Significant Accounting Policies, page 136

Real Estate Debt Investments, page 141

Comment No. 3

We note your disclosure that loans acquired at a discount with deteriorated credit quality are accreted to expected recovery. Please clarify if the company holds such loans and if so how the company considered the disclosure requirements in ASC Topic 310-30-50.

Response to Comment No. 3

The Company acquired the equity interest and was delegated the collateral management and special servicing rights in a collateralized debt obligation (“CDO”). The CDO is a variable interest entity, of which the Company is the primary beneficiary.  As a result, the Company consolidates the assets and liabilities. Predominantly all of the consolidated assets were loans that the Company considered to be “loans acquired at a discount with deteriorated credit quality.”  The CDO subsequently acquired additional loans that were not considered loans acquired at a discount with deteriorated credit quality.  The Company does not directly own the loans and the liabilities associated with the loans are non-recourse. The Company is not contractually required to provide financial support to the CDO and in its capacity as collateral manager and/or special servicer may, in its sole discretion, provide support such as protective and other advances it deems appropriate.  The carrying value of the loans acquired at a discount with deteriorated credit quality represent only 0.025% and 0.008% of the Company’s total CRE debt investments and total assets, respectively, as of December 31, 2012. In preparing the Form 10-K, the Company reviewed and considered ASC Topic 310-30-50.  Because the Company does not view the loans to be material from both a quantitative and qualitative perspective, the Company discloses information in Note 7 — “Real Estate Debt Investments” which it believes to be the most meaningful presentation to its investors.  The disclosure includes the period ended principal amount, carrying value and remaining discount to be accreted and the reason for change in carrying value for the years ended December 31, 2012.

In addition, the Company currently discloses in Note 2 — “Summary of Significant Accounting Policies” in its policy for revenue recognition for real estate debt investments including that loans acquired at a discount are accreted to expected recovery.  The Company notes the Staff’s comment and advises the Staff that the Company in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, modified its disclosure of revenue recognition for real estate debt investments as follows:

“Loans acquired at a discount with deteriorated credit quality are accreted to expected recovery, which takes into consideration the contractual cash flows of the loan, adjusted for the impact of any prepayments, and expected future cash flows the Company expects to receive. The Company continues to estimate the amount of recovery over the life of such loans. A subsequent change in expected future cash flows is recognized as an adjustment to the accretable yield prospectively over the remaining life of such loan.”

Real Estate Securities, page 142

Comment No. 4

Please expand your disclosure to specify under which circumstances changes to expected cash flows resulting in a change to yield should be applied on a prospective or retrospective basis.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that the Company in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, modified its disclosure in Note 2 — “Summary of Significant Accounting Policies” in its policy for revenue recognition for real estate securities as follows:

“Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based ~~upon~~ on expected cash flows through the expected maturity date of the security. ~~Depending on the nature of the investment, c~~ Changes to expected cash flows may result in a change to the yield which is then applied retrospectively for high-credit quality securities or prospectively for all other securities to recognize income.”

Credit Losses and Impairment on Investments

Real Estate Securities, page 143

Comment No. 5

For CRE securities in which the fair value option is not elected, it appears you are evaluating them for OTTI quarterly based on the guidance in ASC 320-10. Please tell us and expand your disclosures to tell us how your securities meet the criteria to be accounted for under ASC 320-10 versus ASC 325-40 or ASC 310-30.

Response to Comment No. 5

The Company notes the Staff’s comment and advises the Staff that the Company considers whether securities should be accounted for under ASC 320-10 versus ASC 325-40 or ASC 310-30 at acquisition. Predominately all of the CRE securities for which the fair value option is not elected were AAA/Aaa rated CMBS at the time of acquisition and purchased at a premium, and accordingly, are evaluated for OTTI quarterly based on the guidance in ASC 320-10. Commencing with its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, the Company modified its disclosure in Note 2 — “Summary of Significant Accounting Policies” in its policy for impairment for real estate securities as follows:

“CRE securities for which the fair value option is not elected, which predominately includes AAA/Aaa rated CMBS, are evaluated for OTTI quarterly.”

Fair Value, page 150

Real Estate Securities, page 151

Comment No. 6

We note you use third party pricing services to price your securities. Please tell us and revise MD&A disclosures in future filings to address the following areas:

•                                          The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the ultimate value you use within your financial statements.

•                                          Describe any procedures you perform to validate the prices you obtain to ensure the fair value determination and its categorization within the fair value hierarchy is consistent with Topic 820 of the Accounting Standards Codification.

Response to Comment No. 6

The Company generally obtains at least one quote from a pricing service or broker for each security, and in limited circumstances, uses an internal pricing model. Generally, the quote from the pricing service is used to determine fair value for the securities.  The quotes are not adjusted. The pricing service uses market-based measurements based on valuation techniques that reflect market participants’ assumptions and maximize the use of relevant observable inputs including prices for similar assets, benchmark yield curves and market corroborated inputs such as contractual terms, discount rates for similar securities and credit (such as credit support and delinquency rates).  The Company believes such broker quote is generally based on a market transaction of comparable securities.

To determine the fair value used in the financial statements, the Company maintains a comprehensive quarterly process that includes a Valuation Committee comprised of senior members of the investment and accounting teams that is designed to enable management to ensure the prices used are representative of fair value and the instruments are properly classified pursuant to the fair value hierarchy.  Most of the Company’s securities represent CMBS that are not traded on a regular basis and are generally more subordinate in nature.

Initially, a member of the investment team on the Valuation Committee reviews the prices at quarter end to ensure current market conditions are fairly presented. The investment team is able to assess these values because they are actively engaged in the market, reviewing bid lists, recent sales and frequently have discussions with various banks and other financial institutions discussing the market. Then, the Company performs a variety of analysis to ensure the quotes are in a range which it believes to be representative of fair value and to validate the quotes obtained and used in determining the ultimate value used in the financial statements.  At the portfolio level, the Company evaluates the overall change in fair value versus the overall change in the market.  The Company reviews significant changes in fair value for individual instruments, both positive and negative, from the prior period. The Company performs back testing on any securities that it sells to validate the quotes used for the prior quarter.  Where multiple quotes are available, the Company evaluates any large variance between the high and low price.  The Company obtains any available market data that provides insight into the price through recent or comparable security trades, multiple broker bids and other pertinent information.  This data may be available through the pricing service or based on data directly available to the Company.  If as part of any of these processes, the Company is aware of data which it believes better supports the fair value, the Company challenges the quote provided by either the pricing service or broker.  Any discrepancy identified from the Company’s processes are reviewed and resolved.  The Valuation Committee approves the final prices. The Company believes these procedures are designed to and effective in collectively enabling the Company to reliably estimate fair value.

Once the Company determines fair value, it reviews the fair value to ensure the instrument is properly classified pursuant to the fair value hierarchy consistent with ASC 820.  The Company develops an understanding of the valuation methodologies used by the pricing service via discussion with representatives of the pricing service and review of any documentation describing its valuation methodology.

Generally, when fair value is based on the pricing service or multiple broker quotes, the Company believes, based on its analysis, such quotes are based on observable inputs and are therefore classified as Level 2.  Where the price is based on either a single broker quote or an internal pricing model, the Company generally considers such price to be based on less observable data and therefore classifies such instruments as Level 3. The Company believes this classification is consistent with Topic 820 of the Accounting Standards Codification.

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, revise its MD&A disclosures to address the areas described above.

Operating Real Estate, page 160

Comment No. 7

You indicate that you contributed $81.1 million for an 85% interest in the newly formed MH Joint Venture that you are consolidating based on the voting interest model. Given the disclosed value of the investment, please clarify how your cash contribution represented an 85% interest and describe the ownership structure of the joint venture.

Response to Comment No. 7

The Company contributed $81.1 million comprised of a preferred and equity interest of $31.5 million and $49.6 million, respectively.  The joint venture partner contributed an equity interest of $8.8 million.  Total equity is $58.4 million, calculated as the sum of the Company’s $49.6 million interest and the joint venture partner’s $8.8 million interest.  The Company’s 85% interest is based on its equity interest of $49.6 million compared to total equity of $58.4 million and is consistent with the governing documents to allocate income and cash flow between the Company and the joint venture partner.

Comment No. 8

We note in connection with certain debt investments that you have taken title to the underlying properties. In future periodic reports, please consider including a rollforward of other real estate owned indicating the beginning balance, additions, capital expenditures, valuation adjustments and dispositions to arrive at the ending balance.

Response to Comment No. 8

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, include a rollforward of real estate owned.

Real Estate Securities, Available for Sale, page 164

Comment No. 9

In future periodic reports, please disclose the cumulative unrealized gains and losses separately instead of on a net basis.

Response to Comment No. 9

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, separately disclose cumulative unrealized gains and losses for real estate securities, available for sale.

Real Estate Debt Investments, page 166

Troubled Debt Restructurings, page 173

Comment No. 10

Please confirm, if any, the amount of the write—down related to the CRE debt investments that were modified and considered a TDR for the years presented. Refer to ASC Topic 310-40-50-4 and include this disclosure in future filings.

Response to Comment No. 10

The Company notes the Staff’s comment and confirms to the Staff that there are no write-downs related to the CRE debt investments that were modified and considered a TDR for the years presented. The Company advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, include this disclosure.

Borrowings, page 177

NorthStar CMBS Financing Transaction, page 178

Comment No. 11

With regard to the NorthStar CMBS Financing Transaction, you disclose that you anticipate generating an approximate 20% yield from your invested equity inclusive of fees and estimated transaction expenses. We also note that you do not consider the NorthStar CMBS Financing Transaction and the Securitization JV to be VIEs. Please tell us and expand your disclosure in future filings to address how you evaluated the interests contributed, the retained interests and the fees in determining whether these represented variable interests and how you arrived at the conclusion that you were within the scope of the voting interest model.

Response to Comment No. 11

The Company evaluated the interests contributed, the retained interests and the fees in determining whether these represented variable interests and concluded that the Company and NorthStar Income as transferors of the CRE debt investments through their retained interests and the third party holders of the issued senior beneficial interests represent variable interests in the NorthStar CMBS Financing Transaction (“Securitization Trust”). The Company notes the fees referred to represent origination fees earned from a borrower and accordingly, do not represent a variable interest in the entity.  In the Securitization JV, the equity interests represent the variable interests in the entity. In determining that the Company was within the scope of the voting interest model related to the Securitization Trust and the Securitization JV (collectively, the “Entities”), the Company determined that the Entities were not VIEs, based on the following:

•                  Each Entity has sufficient equity at risk for it to finance its activities without additional subordinated financial support.  The sufficiency of the equity investment at risk in the Securitization Trust is demonstrated by it having 35% equity and being able to obtain market rate, non-recourse financing for 65% of the entity’s value. The retained interests are deemed to be an equity investment at risk. The retained interests represent beneficial ownership interests in, and represent obligations of, the Securitization Trust. Per ASC 860-10-05-8 (formerly paragraph 75 in FAS 140) in the section related to securitizations, it states that beneficial interests in the securitization entity are sold to investors and the proceeds are used to pay the transferor for the transferred financial assets.  Those beneficial interests may comprise either a single class having equity characteristics or multiple classes of interests, some having debt characteristics and others having equity characteristics.  The cash collected from the transferred assets is distributed to the investors as specified in the governing documents that established the entity. This guidance supports the notion that beneficial interests, regardless of form, can have characteristics of debt and equity.  The beneficial interests sold to third parties and the retained interests are deemed to be the debt and equity of the Securitization Trust, respectively.  This is further demonstrated by the fact that if a stand-alone balance sheet was prepared for the Securitization Trust, all of the retained interests would be characterized and presented as U.S. GAAP equity.

The sufficiency of the equity investment at risk in the Securitization JV is demonstrated by it having 100% equity.

•                  The equity investment at risk has the power, through voting rights or similar rights, to direct each Entity’s activities that most significantly impact its economic performance, via the special servicer in the Securitization Trust and through the Securitization JV as directing holder with respect to the Securitization Trust and through the retained interests held by the Securitization JV with respect to the Securitization JV. The special servicer’s ability to manage the entity’s assets that are delinquent or in default provides the special servicer with the power in the Securitization Trust and the Securitization JV as the directing holder of the Securitization Trust appoints the special servicer, providing it with the power in the Securitization JV.

•                  The equity investment at risk has the obligation to absorb any expected losses and receive expected residual returns as any losses that occur will be shared by the equity investment at risk in proportion to their ownership and there are no returns that are capped to any equity investment at risk.

•                  Each Entity’s activities neither involve, nor are they conducted on behalf of, any equity investment at risk that has disproportionately few voting rights.

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for quarterly period ended September 30, 2013, disclose how it evaluated the interests contributed, the retained interests and the fees in determining whether they represented variable interests and how the Company arrived at the conclusion that it was within the scope of the voting interest model.

Form 10-Q for Quarterly Period ended March 31, 2013

Consolidated Statements of Operations, page 6

Comment No. 12

To the extent your commission income is related to your sponsored entities, please advise why you have not indicated the related party nature of this income on the face of your financial statements.

Response to Comment No. 12

The Company notes the Staff’s comment and advises the Staff that in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, changed the caption on the face of the statement of operations to read “Commission income, related party.”

Fair Value, page 19

Fair Value Option, page 25

Comment No. 13

Tell us and clarify in future filings why you believe the fair value option is a more useful presentation of the PE Fund JV and clarify how this investment is reflected in your fair value disclosures. In addition, if you used NAV as a basis for the fair value recorded in your financial statements, advise us how you considered the guidance in ASC 820-10-35-54B and ASC 820-10-35-59 through 35-62.

Response to Comment No. 13

The Company notes the Staff’s comment and advises the Staff that in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, the Company modified its disclosure in Note 13 — “Fair Value” as follows to describe why the Company believes the fair value option is more useful:

“In the case of the PE Investments ~~Fund JV~~, the Company elected the fair value option because management believes it is a more useful presentation for such investments, as the Company determined recording equity in earnings (losses) from PE Investments based on the change in fair value of projected future cash flows from one period to another better represents the underlying economics of PE Investments.”

The fair value disclosures regarding the PE Investment include a description of how fair value is determined, classification in the fair value hierarchy and a rollforward as the fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy.  The Company does not use NAV for a basis to determine fair value and added the following disclosure in Note 13 — “Fair Value” regarding determination of fair value:

“The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.”

Accordingly, the guidance in ASC 820-10-35-54B and ASC 820-10-35-59 through 35-62 is not applicable to the Company.

Investments in and Advances to Unconsolidated Ventures, page 40

Comment No. 14

Please tell us how you considered the disclosure guidance in Rule 10-01(b)(1) of Regulation S-X.

Response to Comment No. 14

The Company considered Rule 10-01(b)(1) of Regulation S-X and notes that it did not have any individually significant investments in unconsolidated ventures as of March 31, 2013.  However, the Company determined it did have one significant unconsolidated joint venture as of June 30, 2013 but given the nature of the investment, summary financial statement information was not relevant.  As a result, the Company advises the Staff that in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, included the following disclosure in Note 6 — “Investments in and Advances to Unconsolidated Ventures”:

“The Company evaluates whether disclosure of summarized financial statement information is required for any individually significant investments in unconsolidated ventures.  The Company determined there was one significant unconsolidated joint venture with respect to PE Investment I as of June 30, 2013. However, given the Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flows from one period to another, there is no relevant summarized financial information to disclose.”

The Company expects to make disclosure, as applicable, in its Exchange Act periodic filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Available for Distribution, page 95

Comment No. 15

Please provide your basis for presenting cash available for distribution per share. The description regarding the use of CAD by management and the adjustments appear to be more akin to a liquidity measure. Reference is made to Question 102.05 of the Commission’s Compliance and Disclosure Interpretations on Non-GAAP Measures.

Response to Comment No. 15

The Company carefully reviewed and considered Question 102.05 of the Commission’s Compliance and Disclosure Interpretations (“CDI”) on Non-GAAP Measures in responding to this comment.  The Company respectfully submits its belief that the Company’s presentation of cash available for distribution, or CAD, per common share is a measure of operating performance, not a measure of liquidity, and that the applicable guidance does not preclude the use of non-GAAP performance measures on a per share basis.

The Company notes the applicable guidance provides that Non-GAAP per share performance measures should be reconciled to GAAP earnings per share and that non-GAAP liquidity measures should not be presented on a per share basis.  The Company notes its view that the CDI does not preclude reconciliation of non-GAAP performance measures on a per share basis to net cash provided by operating activities but instead provides general guidance that should be evaluated and applied on a case by case basis.

As noted above, the Company provides CAD per common share as a measure of operating performance, not as a measure of liquidity.  The Company believes that CAD per common share is a useful measure that provides meaningful supplemental information to investors to consider when evaluating the performance of the Company’s investments per common share, in other words, net of preferred interests and minority interests in joint ventures.  The adjustments made to calculate CAD illustrate that the measure is one of operating performance, not of liquidity.  In particular, CAD adjusts for timing differences related to general and administrative expenses and interest expense on corporate borrowing to present the operating performance of the Company’s investments during the period covered rather than based exclusively on the timing of cash paid or received.  The same is true for adjustments made in CAD to reflect differences related to non-capitalized transaction costs that are amortized over the life of the applicable investment as a performance measure, although immediately expensed in accordance with GAAP.  Further, CAD is adjusted to include amortization of discounts illustrating the Company’s effort to evidence the amortization of its CDO bonds and loans acquired at a discount over the expected life of the investments, a measure of performance, as opposed to only reporting on a cash received basis.

The Company believes it is worth noting that many of the Company’s investors and analysts who cover the Company suggested that the Company should consider providing CAD per common share to assist in evaluating the performance of the Company’s investments.  Further, the Company’s board of directors considers CAD per share as a measure of operating performance when evaluating its dividend on a quarterly basis.  The Company believes continued presentation of this performance metric is useful to investors.

Comment No. 16

You have made adjustments to account for certain timing differences. Tell us how you derived the amounts and expand further why these adjustments are used in evaluating CAD.

Response to Comment No. 16

As discussed in response to comment number 15, CAD adjusts for timing differences principally related to general and administrative expenses and corporate borrowing to present the operating performance of the Company’s investments during the period covered rather than based exclusively on the timing of cash paid or received.  These adjustments are derived by evaluating the changes in accrued expense for the related balance sheet accounts on the Company’s financial statements included in its Exchange Act periodic filings compared to the actual cash payments for the respective item.

Comment No. 17

We note that for the purposes of CAD, realized discounts on CDO bonds are assumed to equal annual amortization of total expected cash discount over a 5.7 year weighted average remaining life. Tell us how this compares to the actual results in your financial statements. To the extent you are adjusting to include or exclude amounts that are not derived from the financial statements, it is not clear how you can reconcile this measure under Item 10(e) of Regulation S-K. Please advise.

Response to Comment No. 17

The Company views its repurchased CDO bonds as an investment in a commercial real estate asset.  The CDO bonds typically have a low interest rate and the majority of the return is generated from repurchasing the CDO bonds at a discount to expected recovery value.  The Company views the repurchased CDO bonds similar to any loan or security acquired at a discount to par where it recognizes the discount over the life of the investment.

The CDO financing transactions are consolidated under GAAP, and as a result, the CDO bonds are not presented as an investment but rather are eliminated in the Company’s consolidated financial statements.  The realization of any discount is generally not recorded as income on the Company’s consolidated statements of operations under GAAP as it would for a third-party investment.  The principal proceeds received from paydowns/payoffs of CDO bonds, including the realized discount and return of capital, is reported in the Company’s consolidated statement of cash flows through the change in restricted cash.

The Company has reviewed and considered Item 10(e) of Regulation S-K. The Company notes the Staff’s comment and advises the Staff that the adjustment related to the realized discount for repurchased CDO bonds is derived from the financial statements and has accordingly been used as an adjustment based on the relevant guidance.  If the CDO financing transactions were not consolidated, the discount on these bonds would be recognized over the expected weighted average life of the investment. Management and the board of directors consider these discounts to be earned when evaluating and determining the quarterly dividend.

The Company received realized discounts of $34 million on CDO bonds that are eliminated in consolidation for the six months ended June 30, 2013 as compared to a total adjustment, including other discounts, of $29 million for the same period.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:                                Shannon Sobotka, Staff Accountant, Securities and Exchange Commission

Albert Tylis, NorthStar Realty Finance Corp.

Ronald Lieberman, NorthStar Realty Finance Corp.

Michael C. Bernstein, Grant Thornton LLP